SembCorp Industries

03 APR -1 AM 7:21

Rule 12g3-2(b) File No. 825109

19 March 2003

03007950

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 4/14

MASNET No. 41 OF 19.03.2003
Announcement No. 41

Rule 12g3-2(b) File No. 825109

SEMBCORP INDUSTRIES LTD

SEMBCORP INDUSTRIES' ENGINEERING AND CONSTRUCTION UNIT TO BUILD SEMICONDUCTOR FACILITY IN CHINA

SembCorp Engineers and Constructors (SembE&C) is awarded a S$13.4 million contract by Carsem-Suzhou Ltd to build a world-class assembly and test facility in Suzhou, China. Located in the Suzhou Industrial Park, the 172,000 square feet factory will provide packaging and test services for Carsem's semi-conductor customers in China.

SembE&C will design and build the assembly and test facility. Construction work is scheduled to commence in April 2003 and the factory is expected to be completed by December 2003.

This contract has no material impact on the earnings and net tangible assets of SembCorp Industries.

- End -

About Carsem-Suzhou Ltd

Carsem is a leading provider of turnkey packaging and test services to the semiconductor industry, and offers one of the widest range of package and test portfolios in the world. Carsem's portfolio includes several advanced technologies, such as the Micro Leadframe Package, Small Scale Ball Grid Array, Flip Chip On Leadframe, and a System-in-Package capability. A member of the Singapore-based Hong Leong Group, Carsem has factories located in Malaysia and sales offices across the United States and the United Kingdom. For more information, please visit our website at www.carsem.com

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
Tel: (65) 6357 9153
Fax: (65) 6352 2163